

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Jennifer Simpson, Ph.D.
Chief Executive Officer
Panbela Therapeutics, Inc.
712 Vista Boulevard #305
Waconia, Minnesota 55387

> **Re: Panbela Therapeutics, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 26, 2022**
> **File No. 001-39468**

Dear Dr. Simpson:

We have reviewed your April 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

Preliminary Proxy Statement on Schedule 14A filed April 26, 2022

Proposal 3: Approval of the Issuance of Common Stock in Connection with Acquisition, page 20

1. We note your response to prior comment 1 and reissue it in part. If accurate, please revise your description of proposal 3 to clarify that you are seeking authorization to issue up to 11,003,823 shares of common stock as partial consideration for your acquisition of Cancer Prevention Pharmaceuticals. Additionally, clarify your statement on page 21 that if Proposal No. 3 is approved, you would issue shares of common stock up to an amount representing 69.5% of your issued and outstanding securities as of the record date.

Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Morgan Burns, Esq.